FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
(Result of AGM)

18 May 2018 17:30 BST

Results of Annual General Meeting held on 18 May 2018

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 1 - 8 were passed as ordinary resolutions and resolutions 9 - 13 were passed as special resolutions.

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2017	975,352,556	99.97	286,020	0.03	975,638,576	77.03%	2,190,628
2	To confirm dividends	973,207,907	99.66	3,276,414	0.34	976,484,321	77.09%	1,345,238
3	To reappoint PricewaterhouseCoopers LLP as Auditor	975,991,837	99.92	823,912	0.08	976,815,749	77.12%	1,010,316
4	To authorise the Directors to agree the remuneration of the Auditor	975,217,035	99.83	1,642,984	0.17	976,860,019	77.12%	966,821
5a	To re-elect Leif Johansson as a Director	965,159,252	98.78	11,893,311	1.22	977,052,563	77.14%	777,040
5b	To re-elect Pascal Soriot as a Director	976,561,635	99.96	423,451	0.04	976,985,086	77.13%	840,934
5c	To re-elect Marc Dunoyer as a Director	966,288,665	98.93	10,404,129	1.07	976,692,794	77.11%	1,131,405
5d	To re-elect Geneviève Berger as a Director	969,536,507	99.27	7,178,145	0.73	976,714,652	77.11%	1,111,156
5e	To re-elect Philip Broadley as a Director	976,367,428	99.97	321,290	0.03	976,688,718	77.11%	1,137,091
5f	To re-elect Graham Chipchase as a Director	881,989,499	92.80	68,391,901	7.20	950,381,400	75.03%	27,446,864
5g	To elect Deborah DiSanzo as a Director	976,385,364	99.97	318,846	0.03	976,704,210	77.11%	1,122,657
5h	To re-elect Rudy Markham as a Director	963,170,539	98.61	13,530,376	1.39	976,700,915	77.11%	1,129,638
5i	To elect Sheri McCoy as a Director	976,377,268	99.97	302,558	0.03	976,679,826	77.11%	1,148,061
5j	To elect Nazneen Rahman as a Director	975,580,506	99.89	1,085,775	0.11	976,666,281	77.11%	1,161,656
5k	To re-elect Shriti Vadera as a Director	974,721,822	99.80	1,938,806	0.20	976,660,628	77.11%	1,168,365
5l	To re-elect Marcus Wallenberg as a Director	728,805,452	77.48	211,832,691	22.52	940,638,143	74.26%	37,189,833
6	To approve the Annual Report on Remuneration for the year ended 31 December 2017	616,320,491	65.08	330,706,327	34.92	947,026,818	74.77%	30,798,857
7	To authorise limited political donations	951,435,712	97.85	20,941,516	2.15	972,377,228	76.77%	5,450,018
8	To authorise the Directors to allot shares	879,235,003	90.02	97,511,636	9.98	976,746,639	77.11%	1,081,345
9	To authorise the Directors to disapply pre-emption rights	964,350,714	98.99	9,859,917	1.01	974,210,631	76.91%	3,617,671
10	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	948,470,583	97.36	25,722,825	2.64	974,193,408	76.91%	3,633,732
11	To authorise the Company to purchase its own shares	964,157,201	98.76	12,138,730	1.24	976,295,931	77.08%	1,532,147
12	To reduce the notice period for general meetings	887,046,924	91.22	85,341,411	8.78	972,388,335	76.77%	5,438,953
13	To adopt new Articles of Association	962,268,146	99.00	9,709,546	1.00	971,977,692	76.74%	5,848,152

AstraZeneca is pleased to have received shareholder support for all resolutions proposed at the AGM, but is disappointed with the lower level of support received for its Annual Report on Remuneration for the year ended 31 December 2017.

AstraZeneca engaged with its major shareholders during 2017 and is disappointed that enhancements made to Remuneration Report disclosures and changes to the operation of the annual bonus scheme in response to shareholder feedback have not significantly improved the voting result.

The Remuneration Committee has already engaged with a number of shareholders to understand the reasoning behind their decisions not to support the Remuneration Report and will continue to engage with shareholders during 2018 to determine how best to address their concerns.

Issued capital
As at 16 May 2018, the number of issued shares of the Company was 1,266,635,735 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

Adrian Kemp
Company Secretary, AstraZeneca PLC
18 May 2018

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance; Fixed Income; M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Brilinta; Diabetes	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
US toll free		+1 866 381 7277

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 May 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary